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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)(1)

                          INDUSTRIAL TECHNOLOGIES, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    456360106
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                                 (CUSIP Number)

                              Thomas A. Klee, Esq.
                                Shipman & Goodwin
                                One American Row
                               Hartford, CT 06103
                                 (860) 251-5942
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 20, 1996
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
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(1)   Name of Reporting Persons
      S.S. or I.R.S. Identification Nos. of Above Persons:

      John E. McConnaughy, Jr.

(2)   Check the Appropriate Box if a member of a Group (See Instructions):

      (a)
      (b)

(3)   SEC Use Only:

(4)   Source of Funds (See Instructions):  PF

(5)   Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e): [  ]

(6)   Citizenship or Place of Organization:  USA

Number of Shares     (7)   Sole Voting Power:  650,000
Beneficially Owned   (8)   Shared Voting Power:
By Each Reporting    (9)   Sole Dispositive Power:  650,000
Person With          (10)  Shared Dispositive Power:

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person:  650,000

(12)  Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares (See Instructions): [  ]

(13)  Percent of Class Represented by Amount in Row (11):  11.9%

(14)  Type of Reporting Person (See Instructions):  IN
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Item 1.     Security and Issuer.
            -------------------

      This Statement relates to the Common Stock, par value $.01 per share (the "Common Stock") of Industrial Technologies, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at One Trefoil Drive, Trefoil Park, Trumbull, CT 06611.

Item 2.     Identity and Background.
            -----------------------

      (a)  John E. McConnaughy, Jr.   ("Reporting Person")

      (b)  1011 High Ridge Road, Stamford, CT  06905

      (c)  Investor

      (d), (e) During the past five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such Reporting Person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)  United States of America

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

      Securities reported in Item 5 were acquired on May 20, 1996 in the transaction reported in Item 5..

Item 4.     Purpose of Transaction.
            ----------------------

      The securities reported in Item 5 were acquired for investment purposes.
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      The undersigned has no present plans or proposals which relate to or would result in: (i) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's board of directors; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the business or corporate structure of the Issuer; (vii) any material change in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

      (a), (b) On December 1, 1995, the Reporting Person beneficially owned 250,000 shares of Common Stock of the Issuer and beneficially owned 250,000 Class C Warrants to purchase Common Stock and 250,000 Class D Warrants to purchase Common Stock (the "Warrants"). Each warrant entitles the Reporting Person to purchase 1/2 share of the Common Stock of the Issuer. The Class C Warrants are exercisable for $.36 per Common Share. The Class D Warrants are exercisable for $1.81 per Common Share. The exercise price of the Warrants is subject to downward adjustment upon occurrence of certain events not in the control of the Reporting Person. The Warrants first became exercisable on December 1, 1995 and expire on December 1, 1998.

      On May 20, 1996, Reporting Person made a loan to the Issuer in the amount of $200,000, at 8% interest, due November 1, 1996. One Hundred Fifty Thousand shares of Common Stock were issued to the Reporting Person as an inducement to make the loan. The loan was repaid in November of 1996.

      The shares of Common Stock of the Issuer held by the Reporting Person represent approximately 11.9% of the total number of shares of Common Stock of the Issuer reported outstanding in its Form 10-QSB for the fiscal quarter ended March 31, 1996, assuming exercise of all Warrants held by the Reporting Person.

      (c) There were no transactions in the Common Stock of the Issuer by the Reporting Person in the 60 days prior to May 20, 1996.

      (d), (e)  Not applicable
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Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of
            the Issuer.
            ---------------------------------

      The Reporting Person has not entered into any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving of holding of proxies.

Item 7.     Material to be Filed as Exhibits.
            --------------------------------

            None
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                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Dated:  March 25, 1997                By:   /s/ John E. McConnaughy, Jr.
                                         -------------------------------------
                                      John E. McConnaughy, Jr.